Exhibit 99.1

InterCure Announces Record Preliminary Third Quarter Revenue of CAD$24 million - 3 Times YOY and 36% QOQ Growth

Achieved a number of firsts and records including:

Seventh consecutive quarter of double-digit revenue growth

Seventh consecutive quarter of high digit accelerated profitable growth

Record quarterly EBITDA

Commenced trading on NASDAQ in September

CEO purchased over CAD$3.7 million worth of shares on the open market

NEW YORK, TORONTO, and HERZLIYA, Israel – October 25, 2021 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) today announced preliminary unaudited revenue of CAD$24 million (NIS 61 million) for the third quarter of 2021, representing another record quarter of high sequential and year-over-year revenue growth. All amounts are expressed in Canadian dollars ($) or New Israeli Shekels (NIS), unless otherwise noted.

Preliminary Third Quarter 2021 and Recent Highlights

●	Record revenue expected to be an estimated CAD$24 million (NIS 61 million), 3 times greater than Q3 2020 and up more than 36% compared to prior quarter sequentially;
●	Increased market share due to solid demand for Canndoc’s branded products and expansion of InterCcure’s retail footprint;
●	Further increases in EBITDA during the third quarter;
●	Over $78 million in cash (more than NIS 200 million) as of September 30, 2021;
●	Commenced trading on NASDAQ in September under the symbol INCR; and
●	InterCure’s CEO purchased over 420,000 shares of the Company’s stock on the open market, valued at over $3.7 million.

The Company plans to file its full financial results for the third quarter of 2021 on Monday, November 15, 2021.

*Amounts shown are in CAD

Preliminary Third Quarter 2021 Results Commentary

Revenue and same-store sales growth during the third quarter of 2021 reflects increased market share, growing demand for the Company’s branded products and expansion of its medical cannabis dispensing operations, including its ‘GIVOL’ pharmacy chain. Further increases in EBITDA realized during the quarter reflect InterCure’s execution success.

Legislation of adult-use cannabis and CBD products in Israel is expected to drive further domestic demand for the Company’s products. Complementing this, solid international demand for InterCure’s GMP-branded products and easing regulation in Israel for medical cannabis exportation is expected to support the Company’s global expansion in international target markets, including Europe.

With one of the strongest balance sheets in the industry, including over $78 million in cash (more than NIS 200 million) as of September 30, 2021, and a vertically integrated and scalable seed to sell model, the Company expects to lead market consolidation.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

To be added to InterCure’s email distribution list, please email InterCure@kcsa.com with “InterCure” in the subject.

Cautionary Note Regarding Preliminary Financial Estimates and Growth

The preliminary financial estimates and growth disclosure set forth above are estimates based on information currently available to the Company and based on judgments that the Company believes are reasonable. The Company’s financial closing procedures for the quarter ended September 30, 2021 are not yet complete and, as a result, its actual results may differ materially from these estimates. The preliminary estimates have been prepared by, and are the responsibility of, management. The Company’s independent registered public accounting firm, Somekh Chaikin (member firm of KPMG International), has not audited, reviewed compiled or performed any procedures with respect to the accompanying financial estimates and other data, and accordingly does not express an opinion or any other form of assurance with respect thereto. They should not be viewed as a substitute for the Company’s full interim audited financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are not necessarily indicative of the Company’s results for any future period.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s Q3 2021 revenue, the success of its global expansion plans, the expected annualized revenue for 2021, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide and the impact of the COVID-19 pandemic. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in Subversive Acquisition LP’s final long form prospectus dated March 15, 2021, which is available on SEDAR at www.sedar.com, and in other filings that InterCure has made and may make with the SEC in the future.. The forward-looking statements contained in this press release are made as of the date of this press release and reflect InterCure’s current views with respect to future events, and InterCure does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@canndoc-pharma.com

KCSA Strategic Communications
Investor and Media Relations
InterCure@kcsa.com